

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2025

Russell Stidolph
Chief Executive Officer
AltEnergy Acquisition Corp
600 Lexington Ave.
9th Floor
New York, New York 10022

> **Re: AltEnergy Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 28, 2025**
> **File No. 001-40984**

Dear Russell Stidolph:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing